UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

OP Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

67109R109

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 67109R109	Page 2 of 2

(1)	Names of reporting persons Brian Choi
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of	(5) Sole voting power 950,000 (1)
shares beneficially owned by	(6) Shared voting power 0
each reporting person	(7) Sole dispositive power 950,000 (1)
with:	(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 950,000 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.33% (2)
(12)	Type of reporting person (see instructions) IN

(1) Represents the sum of (i) 671,785 shares of common stock held by Mr. Choi prior to the Issuer’s initial public offering completed in March 2018 and (ii) 303,215 shares of common stock acquired after the Issuer’s initial public offering. The 303,215 shares of common stock acquired after the Issuer’s initial public offering are comprised of 110,000 shares of common stock acquired in 2018, 60,000 shares of common stock acquired in 2019, and 133,215 shares of common stock acquired in 2020. 70,000 shares of 110,000 share of common stock acquired in 2018, 60,000 shares of common stock acquired in 2019, and 15,000 shares of 133,215 shares of common stock acquired in 2020 were acquired through exercising options and/or vested restricted stock units granted by the Issuer’s equity plan. Mr. Choi gifted 25,000 shares of common stock to family members in 2019.

(2) Based on 15,016,700 shares of common stock outstanding as of December 31, 2020.

Item 1.
(a)	Name of Issuer: OP Bancorp
(b)	Address of Issuer’s Principal Executive Offices: 1000 Wilshire Blvd., Suite 500 Los Angeles, CA 90017

Item 2.
(a)	Name of Person Filing: This Schedule statement is being filed by Brian Choi.
(b)	Address of Principal Business Office: Address is 1000 Wilshire Blvd., Suite 500, Los Angeles, CA 90017.
(c)	Citizenship: Mr. Choi is a United States citizen.
(d)	Title of Class of Securities: Common Stock, no par value, of OP Bancorp
(e)	CUSIP Number: 67109R109

Item 3.	Not Applicable.

Item 4.	Ownership
(a)	Amount beneficially owned: 950,000
(b)	Percent of class: 6.33%, which is based on 15,016,700 shares of common stock outstanding as of December 31, 2020
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 950,000
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 950,000
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:April 28, 2021

BRIAN CHOI
By:	/s/ Brian Choi
Brian Choi